                                                                      EXHIBIT 12


HOUSEHOLD FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                    Year Ended December 31
                                      ---------------------------------------------------
                                             1999      1998      1997      1996      1995
                                      -----------  --------  --------  --------  --------
Net income                              $1,019.9   $  304.9  $  767.1  $  650.0  $  412.3
Income taxes                               550.8      361.8     391.9     358.1     295.3
                                        --------   --------  --------  --------  --------
Income before income taxes               1,570.7      666.7   1,159.0   1,008.1     707.6

Fixed charges:
 Interest expense (1)                    2,158.3    2,009.3   1,863.0   1,727.9   1,675.9
 Interest portion of rentals (2)            37.7       48.1      46.8      45.2      37.1
                                        --------   --------  --------  --------  --------
Total fixed charges                      2,196.0    2,057.4   1,909.8   1,773.1   1,713.0

Total earnings as defined                3,766.7    2,724.1   3,068.8   2,781.2   2,420.6
                                        --------   --------  --------  --------  --------
Ratio of earnings to fixed charges          1.72       1.32      1.61      1.57      1.41
                                        --------   --------  --------  --------  --------
Preferred stock dividends (3)               -         -      $   14.6  $   19.4  $   21.3
                                        --------   --------  --------  --------  --------
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(4)                              1.72       1.32      1.59      1.55      1.40
                                        --------   --------  --------  --------  --------

(1) For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3)  Preferred stock dividends are grossed up to their pretax equivalents.

(4) The 1998 ratios have been negatively impacted by the one-time merger and integration related costs associated with our merger with Beneficial Corporation ("Beneficial"). Excluding Beneficial merger and integration costs of $751 million after-tax, our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends in 1998 was 1.81.